SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATIONAL BANCSHARES CORPORATION

(Name of Issuer)

Shares of Common Stock, with no par value

(Title of Class of Securities)

632592101

(CUSIP Number)

Roger D. Proper, Jr., Esq.

Critchfield, Critchfield & Johnston, Ltd.

225 North Market Street

Wooster, Ohio 44691

(330) 264-4444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632592101

(1)	Names of reporting persons. I.R.S. Identification Nos. of above Persons (entities only) James R. Smail
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 207,665*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 207,665*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 207,665*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.4%
(14)	Type of reporting person (see instructions) IN

*	Includes 32,234 shares held by J.R. Smail, Inc. and 1,000 shares held by James Smail IRA.

SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this 13D relates is the common stock, without par value, (the “Shares”) of National Bancshares Corporation, an Ohio corporation (the “Issuer”). The Issuer’s stock is traded on the OTC Bulletin Board. The ticker symbol for National Bancshares Corporation is “NBOH”. The principal executive offices of the Issuer are located at 112 W. Market St., Orrville, Ohio 44667.

Item 2. Identity and Background.

(a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by James R. Smail (“Mr. Smail”)

(b) The address of Mr. Smail is 2285 Eagle Pass, Wooster, Ohio 44691.

(c) Mr. Smail’s principal occupation is chairman of the board and owner of J.R. Smail, Inc. The business address of J.R. Smail, Inc. is 2285 Eagle Pass, Wooster, Ohio 44691. J.R. Smail, Inc. is an oil and gas production company. Mr. Smail is also chairman of the board and majority owner of Monitor Bancorp, Inc. and Monitor Bank, Inc., located at 1320 State Route 226, Big Prairie, Ohio 44611. Monitor Bancorp, Inc. is the holding company for Monitor Bank, Inc., an Ohio state-chartered commercial bank

(d) Mr. Smail has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) during the last 5 years.

(e) Mr. Smail has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last 5 years.

(f) Mr. Smail is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares reported in Item 5(c) as having been acquired by Mr. Smail were acquired for the aggregate purchase price of approximately $1,262,550.00 (excluding commissions) with Mr. Smail’s personal funds.

Item 4. Purpose of Transaction.

The Shares covered by this Schedule 13D are being held for investment purposes. Mr. Smail may, from time to time, acquire additional securities of National Bancshares Corporation using personal funds through a broker and/or privately negotiated transactions.

Other then as disclosed in this Item 4, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. Smail, does not have plans or proposals that relate to or would result in any of the following:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(ii) the sale or transfer of a material amount of assets of the Issuer;

(iii) a change in the present board of directors or management of the Issuer;

(iv) a material change in the present capitalization or dividend policy of the Issuer;

(v) a material change in the business or corporate structure of the Issuer;

(vi) a change to the articles of incorporation, or code of regulations of the Issuer, or an impediment to the acquisition of control of the Issuer, by any person;

(vii) the delisting from the OTC Bulletin Board of the Shares;

(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(9) (4) of the Securities Exchange Act of 1934, as amended; or

(ix) any action similar to any of those enumerated in (I) through (viii) above.

Mr. Smail reserves the right to modify his plans and proposals described in this Item 4 and to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, Mr. Smail may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there are 2,216,599 Shares outstanding.

In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Smail beneficially owns 207,665 Shares (including 32,234 Shares held by J.R. Smail, Inc. and 1,000 Shares held by Mr. Smail’s IRA) which represents 9.4% of the outstanding Shares.

(b) Mr. Smail has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually (including the shares owned by Mr. Smail’s IRA). As chairman and sole owner of J.R. Smail, Inc., Mr. Smail has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares held by J.R. Smail, Inc.

(c) During the past 60 days, Mr. Smail purchased 84,170 Shares in open market transactions as set forth below: Approximate Per Share Price

Date	Number of Shares	(Excluding Commissions)
4/24/2012	84,170	$15.00

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2012

/s/ James R. Smail

JAMES R. SMAIL, individually